SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended June 30, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission File Number 001-34979

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Simplicity Bank Employees’ Savings & Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Simplicity Bancorp, Inc.
1359 N. Grand Avenue
Covina, California 91724-1016

Financial Statements and Exhibits

(a)	Financial Statements

Simplicity Bancorp Employees’ Savings & Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended June 30, 2014, prepared in accordance with the financial reporting requirements of ERISA.

(b)	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Simplicity Bank
Employees’ Savings and Profit Sharing Plan

Financial Statements

June 30, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrators of the
Simplicity Bank Employees’ Savings and Profit Sharing Plan
Covina, California

We have audited the accompanying statements of net assets available for benefits of the Simplicity Bank Employees’ Savings and Profit Sharing Plan as of June 30, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended June 30, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2014 and 2013, and the changes in net assets available for benefits for the year ended June 30, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2014 has been subjected to audit procedures performed in conjunction with the audit of Simplicity Bank Employees’ Savings and Profit Sharing Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP

New York, New York
December 19, 2014

SIMPLICITY BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2014 AND 2013

	2014	2013

Assets:
Investments, at fair value
Participant directed	$7,756,326	$6,277,640

Receivables:
Notes receivable from participants	467,120	351,044

Net assets, reflecting all investments at fair value	8,223,446	6,628,684

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,295)	(6,032)

Net Assets Available for Benefits	$8,212,151	$6,622,652

The accompanying notes are an integral part of these statements.

SIMPLICITY BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JUNE 30, 2014

Additions to net assets attributable to:
Investment income:
Interest and dividends on investments (Note 3)	$168,409
Net appreciation in fair value of investments (Note 3)	947,208
1,115,617

Interest income on notes receivable from participants	15,839

Contributions:
Employer’s	211,044
Employees’	811,467
1,022,511

Total additions	2,153,967

Deductions to net assets attributable to:
Benefits paid to participants	560,991
Administrative expenses	3,477

Total deductions	564,468

Net increase	1,589,499

Net Assets Available for Benefits:

Beginning of year	6,622,652

End of year	$8,212,151

The accompanying notes are an integral part of this statement.

SIMPLICITY BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

1. DESCRIPTION OF PLAN

The following brief description of the Simplicity Bank Employees’ Savings and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a voluntary defined contribution plan for all eligible employees of Simplicity Bank (the “Bank”), who meet the minimum age requirement specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility: Participation in the Plan is available to eligible employees of the Bank. Eligible employees may enroll and begin making contributions on the first day of the first calendar quarter after their hire date. Effective January 1, 2015, new plan participants will be automatically enrolled at a 5% contribution rate unless the participant elects another rate. The percentage will also be automatically increased each January 1 by 1% up to a maximum percentage of 10%. This only affects employees hired after October 1, 2014 with a plan entry date of January 1, 2015. The newly eligible participant will have the ability to opt-out of the automatic enrollment, change the enrollment deferral and/or cancel the auto escalation.
Contributions: The Plan allows participants to contribute up to 100% of their compensation before taxes (limited to $17,500 in 2014 and 2013), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Once the participant has completed at least 1,000 hours of services in a specified 12-month period, the Bank contributes a discretionary matching contribution equal to 50% of the first 10% of an employee’s compensation. Additional profit sharing amounts may be contributed at the option of the Bank’s Board of Directors. The Plan did not make any profit sharing contributions for the year ended June 30, 2014. Beginning October 1, 2014, employees become eligible to participate in the Plan for purposes of all contributions on the first day of the first calendar quarter beginning after the date the employee attains the age of 21 years.
Participant Accounts: Each participant’s account is credited with the participant’s contribution and the Bank’s matching and profit sharing contribution. Plan earnings are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank contributions portion of their accounts plus earnings thereon is determined on a graded schedule based on years of continuous service. A participant is 100% vested after six years of credited service.
Payment of Benefits: Upon termination of service due to death, disability or retirement from the Bank, a participant may elect to receive the vested interest of their account in the form of an annuity, a single sum cash payment, or a combination of the above. Active participants may also take distributions from the Plan for reasons of financial hardship or upon attainment of the age of 59½. In-service withdrawals are subject to certain limitations. Upon retirement, death or disability participants become 100% vested in their accounts.
Forfeitures: Forfeited nonvested accounts totaled $7,494 and $1,768 at June 30, 2014 and 2013, respectively. The forfeited nonvested amounts can be used to reduce employer discretionary matching contributions to all eligible employees. For the years ended June 30, 2014 and 2013, employer contributions were reduced by $18,565 and $12,935 from forfeited nonvested accounts, respectively.
Investment Options: Participants must direct both employee and employer contributions to be invested amongst various investment options as made available and determined by the Plan Administrator which are more fully described in the plan literature. If a participant fails to make an effective investment direction, the participant’s contributions and employer contributions made on the participant’s behalf are invested in the Principal Trust Target Date Fund corresponding to their estimated retirement date. Participants may change their investment options any time throughout the year via direct phone or Internet access to Principal Financial Group.
Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance. The notes are secured by the

SIMPLICITY BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

balance in the participant’s account and bear a fixed rate of interest that is available for similar notes from commercial lending institutions. Note terms may range from one to five years or longer if used to purchase the primary residence of the participant. Principal and interest are paid ratably through payroll deductions.
Administrative and Investment Management Expenses: The Bank pays substantially all administrative expenses for administration of the Plan. Certain other expenses are paid by the Plan. Note origination and maintenance fees are deducted from the participants' account. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: Simplicity Bancorp, Inc. (the "Company"), is a Maryland corporation that owns all of the outstanding common stock of the Bank. The Company's primary activity is holding all of the outstanding shares of common stock of the Bank. The Bank is a federally chartered savings bank headquartered in Covina, California.
Accounting records: The accounting records of the Plan are maintained with respect to Plan administration by Principal Financial Group and with respect to investment transactions by Principal Trust Company.
Basis of Accounting: The financial statements of the Plan are prepared using the accrual basis of accounting.
Payment of Benefits: Benefits are recorded when paid.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan’s investment in employer securities.
Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.
Investment Valuation and Income Recognition: The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined in maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

SIMPLICITY BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.
Simplicity Bancorp, Inc. common stock: The fair values of Simplicity Bancorp, Inc. common stock are determined by obtaining quoted prices from a nationally recognized exchange (level 1 inputs).
Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).
Collective investment trust funds: The fair values of interests in collective investment trust funds, other than stable value funds, are based upon the net asset values of the funds as reported by the fund managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objective of the collective investment trust funds, other than stable value funds, is to seek total return consisting of long-term growth of capital and current income that are consistent with the investment strategy of investors who expects to retire at various years. With the exception of the stable value fund, each of the collective trust funds invests in securities and other financial instruments, initially obtained via its investment in other collective investments. Each collective trust fund provides for daily redemptions by the Plan at the reported net asset value per share with no advance notice requirements.
The fair values of participation units in the stable value collective trust are based upon the net asset values of such funds, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit‑responsive contracts, as reported by the fund managers as of the Plan’s financial statement date (level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at June 30, 2014 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Company Common Stock	$1,426,389	$—	$—
Mutual Funds:
Domestic Equity Large Cap Funds	1,306,998	—	—
Domestic Equity Small/Mid Cap Funds	1,037,842	—	—
Real Estate Equity Funds	167,849	—	—
International Equity Fund	279,165	—	—
Fixed Income	198,983	—	—
Collective Investment Trust Funds:
Stable Value	—	843,962	—
Balanced/Asset Allocation	—	2,495,138	—
Total Investments	$4,417,226	$3,339,100	$—

There were no transfers between Level 1 and Level 2 during the year ended June 30, 2014.

SIMPLICITY BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

	Fair Value Measurements at June 30, 2013 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Company Common Stock	$971,321	$—	$—
Mutual Funds:
Domestic Equity Large Cap Funds	1,053,738	—	—
Domestic Equity Small/Mid Cap Funds	806,166	—	—
Real Estate Equity Funds	142,781	—	—
International Equity Fund	204,269	—	—
Fixed Income	217,102	—	—
Collective Investment Trust Funds:
Stable Value	—	870,267	—
Balanced/Asset Allocation	—	2,011,996	—
Total Investments	$3,395,377	$2,882,263	$—

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.
Risks and Uncertainties: The Plan holds various investments. Investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SIMPLICITY BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

3. INVESTMENTS

The following presents the fair values of investments, as of June 30, 2014 and 2013, that represent 5% or more of the Plan’s net assets at the dates indicated:

	2014		2013

Simplicity Bancorp, Inc.	$1,426,389		$971,321

Union Bond & Trust Company - Principal Stable Value Fund, Signature Class (Contract Value - 2014: $832,667; 2013: $864,235)	843,962		870,267
Principal Global Investors - S&P 400 Index R3 Fund	483,958		447,804
T.Rowe Price LargeCap Growth I R3 Fund	695,131		535,637
Principal Trust Company - Principal Trust (SM) Target 2035 Fund	368,825	*	341,785

*Investment does not exceed 5% of net assets available for benefits for the year presented.  It is shown here for comparative purposes only.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value as follows:

Year Ended June 30, 2014

Simplicity Bancorp, Inc. Common Stock	$219,456
Mutual Funds	393,996
Collective Investment Trust Funds	333,756
$947,208

In addition, the Plan earned dividend and interest income from investments of $168,409 for the year ended June 30, 2014.

SIMPLICITY BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

4. PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain plan investments are shares of mutual fund and collective investment trust funds issued by Principal Financial Group and its affiliates. Principal Financial Group is the custodian and record keeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.
The Plan also allows participants to invest their account balances in shares of Simplicity Bancorp, Inc., see Note 2. The number of shares of common stock held by the Plan at June 30, 2014 and 2013 was 81,741 shares and 66,988 shares, respectively. The fair value of these shares at June 30, 2014 and 2013 was $1,426,389 and $971,321, respectively. An annual cash dividend of 0.33 dollars per share of common stock outstanding was paid during the year ended June 30, 2014. These transactions also qualify as party-in-interest transactions.
Additionally, the Plan allows notes receivable from participants in the Plan. These transactions also qualify as party-in-interest and totaled $467,120 and $351,044 at June 30, 2014 and 2013, respectively.
Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Bank.
5. PLAN TERMINATION

In September 2014, the Company entered into a definitive agreement with HomeStreet, Inc. ("HomeStreet"), under which the Bank will merge with HomeStreet's subsidiary, HomeStreet Bank. The merger transaction is expected to close in the first quarter of calendar year 2015, subject to certain conditions set forth in the merger agreement. Plan management expects to terminate the Plan upon completion of the merger. In the event of plan termination, participants will become 100% vested in their accounts.
6. TAX STATUS

The Plan operates under a customized Plan document revised and executed July 1, 2010, and again revised and executed effective November 13, 2012.  Plan management received a favorable determination letter dated July 8, 2013 from the Internal Revenue Service stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that is more likely than not would not be sustained upon examination by the federal , state, and local tax authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2014 and 2013, there are no uncertain tax positions taken or expected that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

SIMPLICITY BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2014 and 2013, to the Form 5500:

	2014	2013

Net assets available for benefits per the financial statements	$8,212,151	$6,622,652
Deficiency of contract value over estimated fair value of investment in stable value fund	11,295	6,032
Change in unpaid accrued participant loan interest from the current year to prior year	98	71
Immaterial adjustment	123	52
Net assets per the Form 5500	$8,223,667	$6,628,807

The following is a reconciliation of the change in net assets available for benefits for the plan year ended June 30, 2014, per the financial statements to the net income reported in the 2013 Form 5500:

2014

Increase in net assets available for benefits per the financial statements	$1,589,499
Change in deficiency of contract value over estimated fair value of investment in stable value fund from the current year to prior year	5,263
Change in unpaid accrued participant loan interest from the current year to prior year	98
Transfers of assets from Employee Stock Ownership Plan	(11,686)
Net gain per the Form 5500	$1,583,174

8. SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through the date of issuance of the financial statements. Such evaluation resulted in no adjustments to the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

SIMPLICITY BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of JUNE 30, 2014

Name of plan sponsor:     Simplicity Bank
Employer identification number:     95-1867697
Three-digit plan number:     002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
		Common Stock
*	Simplicity Bancorp, Inc.	Common Stock	**	$1,426,389

		Mutual Funds - Fixed Income
	Franklin Advisers, Inc.	Franklin High Income R Fund	**	92,640
	PIMCO	PIMCO Total Return R Fund	**	101,790
	PIMCO	PIMCO Real Return R Fund	**	4,553

		Mutual Funds - Equity
	Alger Mutual Funds	Alger Capital App Instl R Fund	**	43,699
	Columbia Management Advisers	Columbia Div Income R Fund	**	11,226
	Capital Research & Mgmt Co	AM FDS EuroPacific Growth R3 Fund	**	143,173
	Franklin Advisers, Inc.	Franklin Small Cap Value R Fund	**	100,398
	Ivy Investment Management Co	Ivy Mid Cap Growth R Fund	**	44,327
	Prudential Investments, LLC	Prudential Small Company R Fund	**	32,267
	Capital Research & Mgmt Co	AM FDS New Persp R3 Fund	**	135,992
*	Principal Global Investors	S&P MidCap 400 IDX R3 Fund	**	483,958
*	Principal Global Investors	S&P LgCap 500 IDX R3 Fund	**	295,379
*	Principal Global Investors	Real Estate Secs R3 Fund	**	167,849
*	Principal Global Investors	S&P SmCap 600 IDX R3 Fund	**	263,076
	Putnam Advisory Company	Putnam Equity Income M Fund	**	261,564
	T. Rowe Price Funds	T. R Price Mid-Cap Value R Fund	**	113,815
	T. Rowe Price Funds	Largecap Growth I R3 Fund	**	695,131

		Collective Investment Trust Funds
*	Principal Trust Company	Prin Trust (SM) Target 2055 Fund	**	47,691
*	Principal Trust Company	Prin Trust (SM) Target 2050 Fund	**	96,794
*	Principal Trust Company	Prin Trust (SM) Target 2045 Fund	**	308,312
*	Principal Trust Company	Prin Trust (SM) Target 2040 Fund	**	179,549
*	Principal Trust Company	Prin Trust (SM) Target 2035 Fund	**	368,825
*	Principal Trust Company	Prin Trust (SM) Target 2030 Fund	**	332,063
*	Principal Trust Company	Prin Trust (SM) Target 2025 Fund	**	293,161
*	Principal Trust Company	Prin Trust (SM) Target 2020 Fund	**	353,044
*	Principal Trust Company	Prin Trust (SM) Target 2015 Fund	**	138,037
*	Principal Trust Company	Prin Trust (SM) Target 2010 Fund	**	140,761
*	Principal Trust Company	Prin Trust (SM) Income Fund	**	236,901
*	Union Bond & Trust Company	Principal Stable Value Fund, Signature Class	**	843,962

		Notes Receivable from Participants
*	Participants	Note Receivable from Participants: Interest Rates of 4.25% to 6.00%, maturing through June 2024	**	467,120

				$8,223,446

*	Represents a party-in-interest
**	Assets are participant-directed investments; therefore, cost information is not required.